The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

November 22, 2006

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
File No. 000-50364
Supplemental letter dated October 27, 2006

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated November 16, 2006 (“Comment Letter”) to Form 10-K, filed by us on March 16, 2006 (“Form 10-K”), SEC file number 000-50364.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 16, 2006

Note 1 – Segment disclosures, page 75

Staff Comment

1.	We note your response to prior comment five of our letter dated October 6, 2006. Please tell us what enhanced disclosures regarding segment reporting you would propose to include in future filings. It would appear that elements of your supplemental response should be included in your disclosure, including: (i) what types of financial information for each operating subsidiary are reviewed by your chief operating decision maker, (ii) that the [subsidiaries are] managed through comparisons to budget results rather than comparison to other locations, and (iii) additional details regarding why management believes that it is appropriate to aggregate the operating companies into a single reporting segment. Consider disclosing your targeted long term operating margins as well as the range of actual operating margins and the reasons why you believe that the actual operating margins will approximate the targeted amounts.

Registrant Response

We propose including the following enhanced disclosures regarding segment reporting in our future filings where applicable beginning with our Form 10-K for the year ended December 31, 2006.

Notes to Consolidated Financial Statements

Segment Disclosures

The Providence Service Corporation (the “Company”), through its operating entities, provides home and community based counseling, foster care, and provider network services to families and children who are eligible for social services under state and/or local governmental social services programs. All of the Company’s operating entities have been aggregated into one reporting segment under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company’s single reporting segment.

The Company’s operating entities provide social services to a common customer group, principally individuals and families. All of the operating entities follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. The Company manages its operating activities by actual to budget comparisons within each operating entity rather than by comparison between entities. The Company’s budget is prepared on an entity-by-entity basis which represents the aggregation of individual location operating budgets within each entity and is comprised of:

•	Payer specific revenue streams based upon contracted amounts;

•	Payroll and related employee expenses by position corresponding to the contracted revenue streams; and

•	Other operating expenses such as facilities costs, employee training, mileage and telephone in support of operations.

The Company’s actual operating contribution margins by operating entity range from approximately 12% to 26%. The Company believes that the long term operating contribution margins of its operating entities will approximate 15% as the respective entities’ markets mature, the Company cross sells its services within markets, and its operating model is standardized among entities including recent acquisitions. The Company also believes that its targeted contribution margin of approximately 15% is allowable by its state and local governmental payers over the long term.

In evaluating the financial performance and economic characteristics of the Company’s operating entities, the Company’s chief operating decision maker regularly reviews the following types of financial and non-financial information for each operating entity:

•	Consolidated financial statements;

•	Separate condensed financial statements for each individual operating entity versus their budget;

•	Monthly non-financial statistical information;

•	Productivity reports; and

•	Payroll reports.

While the Company’s chief operating decision maker evaluates performance in comparison to budget based on the operating results of the individual operating entities, the operating entities are aggregated into one reporting segment for financial reporting purposes because the Company believes that the operating entities exhibit similar long term financial performance. In conjunction with the financial performance trends, the Company believes the similar qualitative characteristics of its operating entities and budgetary constraints of the Company’s payers in each market provide a foundation to conclude that the Company’s businesses have similar economic characteristics. Thus, the Company believes the economic characteristics of its operating entities meet the criteria for aggregation into a single reporting segment under SFAS 131.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment reporting. All of our operating entities have been aggregated into one reporting segment under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, or SFAS 131. Accordingly, our consolidated financial statements reflect the operating results of our single reporting segment.

Our operating entities provide social services to a common customer group, principally individuals and families. All of our operating entities follow similar operating procedures and methods in managing their operations and each operating entity works within a similar regulatory environment, primarily under Medicaid regulations. We manage our operating activities by actual to budget comparisons within each operating entity rather than by comparison between entities.

Our actual operating contribution margins by operating entity range from approximately 12% to 26%. We believe that the long term operating contribution margins of our operating entities will approximate 15% as the respective entities’ markets mature, we cross sell our services within markets, and standardize our operating model among entities including recent acquisitions. We also believe that our targeted contribution margin of approximately 15% is allowable by our state and local governmental payers over the long term.

Our chief operating decision maker regularly reviews financial and non-financial information for each individual entity. While financial performance in comparison to budget is evaluated on an entity-by-entity basis, our operating entities are aggregated into one reporting segment for financial reporting purposes because we believe that the operating entities exhibit similar long term financial performance. In addition, our revenues, costs and contribution margins are not significantly affected by allocating more or less resources to individual operating entities because the economic characteristics of our business are substantially dependent upon market demographics that are beyond our control which affect the amount and type of services in demand as well as our cost structure (e.g. payroll) and contract rates with payers. In conjunction with the financial performance trends, we believe the similar qualitative characteristics of our operating entities and budgetary constraints of our payers in each market provide a foundation to conclude that our businesses have similar economic characteristics. Thus, we believe the economic characteristics of our operating entities meet the criteria for aggregation into a single reporting segment under SFAS 131.

If you have any questions, please contact the undersigned at (520) 747-6600.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

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